December 11, 2018

Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
9516 Rossport Way
Ell Grove, CA 95624

       Re: Form 10-K for the year ended December 31, 2016
           Filed June 29, 2017
           File No. 000-55154

Dear Mr. Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications